HOMEFREE, LLC

<u>FINANCIAL STATEMENTS</u>

DECEMBER 31, 2018 AND 2017

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Member of
Homefree, LLC
Windham, New Hampshire

We have reviewed the accompanying financial statements of Homefree, LLC (a New Hampshire limited liability company), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and member's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Cain, Bourret, Jarry & Associates, LLC

Dracut, Massachusetts
March 27, 2019

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Member of
Homefree, LLC
Windham, New Hampshire

We have reviewed the accompanying financial statements of Homefree, LLC (a New Hampshire limited liability company), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and member's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Cain, Bourret, Jarry & Associates, LLC

Dracut, Massachusetts
March 27, 2019

ASSETS

		2018		2017
CURRENT ASSETS				
Cash	$	56,029	$	27,559
Accounts receivable, net of allowance of $6,800 in 2018 and $15,000 in 2017		106,102		168,733
Inventory - raw materials and work in process		260,727		205,869
Employee loans		-		364
Total Current Assets		422,858		402,525
PROPERTY AND EQUIPMENT				
Baking equipment		842,297		842,297
Equipment		130,231		113,944
Leasehold Improvements		504,365		504,365
		1,476,893		1,460,606
Less: accumulated depreciation		(758,563)		(668,348)
		-		-
Property and Equipment, Net		718,331		792,258
OTHER ASSETS				
Security Deposit		7,004		7,004
TOTAL ASSETS	$	1,148,192	$	1,201,787

LIABILITIES AND MEMBER'S EQUITY

		2018		2017
CURRENT LIABILITIES				
Line of credit	$	494,252	$	489,934
Accounts payable		120,372		75,629
Accrued expenses		3,000		-
Credit cards payable		18,755		10,022
Customer deposits		30,000		-
Payroll liabilities		4,196		6,104
Current portion of notes payable - equipment		74,278		95,121
Current portion of note payable - bank		15,676		15,025
Total Current Liabilities		760,529		691,835
LONG TERM LIABILITIES				
Notes payable - equipment		74,685		141,632
Note payable - bank		530,308		545,609
Total Long Term Liabilities		604,993		687,241
TOTAL LIABILITIES		1,365,523		1,379,076
MEMBER'S EQUITY (DEFICIT)				
Equity (deficit)		(217,331)		(177,289)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,148,192	$	1,201,787

See independent accountants' review report and notes to financial statements.

	2018	2017
SALES	$ 1,832,182	$ 1,548,285
Less distributor discounts	(162,803)	(183,057)
NET SALES	1,669,379	1,365,228
COST OF GOODS SOLD		
Direct labor	351,365	293,549
Material purchases, net	484,774	383,376
Freight in	62,724	43,866
Payroll taxes	35,546	27,644
TOTAL COST OF GOODS SOLD	934,409	748,435
GROSS PROFIT	734,969	616,793
GROSS PROFIT MARGIN	44%	45%
GENERAL AND ADMINISTRATIVE EXPENSES - SCHEDULE I	907,868	809,971
INCOME (LOSS) FROM OPERATIONS	(172,899)	(193,178)
OTHER INCOME AND EXPENSES		
Interest expense	(52,791)	(60,109)
Bad debts	8,190	(25,072)
Donations	(11,774)	(22,713)
TOTAL OTHER INCOME AND EXPENSES	(56,375)	(107,894)
NET INCOME (LOSS)	(229,274)	(301,072)
MEMBER'S EQUITY (DEFICIT), BEGINNING OF YEAR	(177,289)	(225,165)
CONTRIBUTIONS TO EQUITY	189,232	348,948
MEMBER'S EQUITY (DEFICIT), END OF YEAR	$ (217,331)	$ (177,289)

See independent accountants' review report and notes to financial statements.

HOMEFREE, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 1,732,010	$ 1,216,489
Cash paid to suppliers and employees	(1,725,573)	(1,431,152)
Interest paid	(52,791)	(60,109)
Net cash provided (used) by operating activities	(46,354)	(274,772)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment purchased	(6,909)	(24,434)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional capital contributed by member	189,232	348,948
Net borrowings on line of credit	4,318	46,200
Note payable from bank financing	(14,650)	(14,030)
Principal payments on long term debt	(97,167)	(121,371)
Net cash provided (used) by financing activities	81,733	259,747
NET INCREASE IN CASH	28,470	(39,459)
CASH, BEGINNING OF YEAR	27,559	67,018
CASH, END OF YEAR	$ 56,029	$ 27,559
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
NET INCOME (LOSS)	$ (229,274)	$ (301,072)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Depreciation and amortization	90,214	83,706
(Increase) decrease in accounts receivable	62,631	(43,930)
(Increase) decrease in inventory	(54,858)	6,197
(Increase) decrease in other current assets	364	2,909
Increase (decrease) in customer deposits	30,000	-
Increase (decrease) in accounts payable	44,743	(25,300)
Increase (decrease) in accrued expenses	3,000	-
Increase (decrease) in credit cards	8,734	371
Increase (decrease) in payroll liabilities	(1,908)	2,347
Total adjustments	182,920	26,300
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (46,354)	$ (274,772)

See independent accountants' review report and notes to financial statements.

Note 1   ORGANIZATION AND NATURE OF OPERATIONS

Homefree, LLC (a New Hampshire Limited Liability Company) was formed and registered with the Secretary of State under the laws of New Hampshire on March 18, 2005 under the name of Gak Snacks, LLC. On August 29, 2008 management changed the name to Homefree, LLC and expanded its operations. The Company's principal business is providing a dedicated bakery of gluten free, allergy friendly cookies.

Note 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition.

Sales are recorded when the products are shipped and title transfers. Shipping and handling costs are included in cost of goods sold.

Advertising.

The Company expenses the costs of advertising and marketing the first time the advertising takes place. For the year ended December 31, 2018, the Company has not capitalized advertising costs.

Cash and Equivalents.

The Company considers all highly liquid investments, with a maturity of three months or less, to be cash equivalents for determining cash flows. There were no cash equivalents for the year ended December 31, 2018.

Accounts Receivable.

Accounts receivable are presented in the balance sheet net of uncollectible amounts. The risk of loss is the total amount due from the customer at the time of default. The Company records an allowance for estimated uncollectible accounts that approximates anticipated losses. Receivables are evaluated by management for their collectability on an individual basis prior to an allowance being established. Management will write off any balance that remains after it has exhausted all reasonable collection efforts and concludes that additional collection efforts are not cost-justified. Subsequent recoveries of amounts previously written off are credited directly to revenues.

Inventory

The inventory consists of product ingredients, work-in-process, and shipping supplies and is valued at the lower of cost or market, determined by the first-in first-out method.

Note 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment.

Property and equipment is recorded at cost. For financial reporting purposes, property and equipment is depreciated using the straight-line method over the estimated useful life of the asset. For income tax purposes, assets are depreciated using straight-line and accelerated methods. The estimated useful lives used in the calculation of depreciation for financial statement purposes are as follows:

Baking Equipment	7 years
Equipment	5-7 years
Leasehold Improvements	15-39.5 years

Maintenance and repairs are charged to operations when incurred while significant improvements and replacements that materially extend the useful life of the assets are capitalized. When assets are retired or are otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the operations for the period.

Income Taxes

The Company is a disregarded entity for tax purposes. A disregarded entity refers to a business entity with one owner that is not recognized for tax purposes as an entity separate from its owner. Therefore, the Company does not record any current or deferred income taxes in their accompanying financial statements, as any federal and state taxes are borne by the single member and owner individually.

The member's federal and state tax returns are generally subject to examination by the taxing authorities until the expiration of the related statute of limitations on those returns. In general, the federal and state income tax returns have a three-year statute of limitations.

Note 3   CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in bank accounts of high quality credit financial institutions. The balances, at times, may exceed federally insured limits (FDIC). Pursuant to Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the standard maximum insurance amount was permanently raised to $250,000. At December 31, 2018, the Company's cash balance did not exceed the FDIC insurance limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. The Company monitors the credit-worthiness of the financial institutions in which it deposits money.

Note 4   COMPENSATED ABSENCES

The employees of the Company are entitled to paid vacation and sick days depending on job classification, length of service, and other factors. The Company does not allow vacation time to be carried forward beyond the end of the year. The Company's policy is to recognize the costs of compensated sick time when paid to employees.

Note 5   NOTES PAYABLE - EQUIPMENT

The Company has seven notes payable used to finance the purchase of equipment. The notes payable are secured by the purchased equipment and are personally guaranteed by the sole member of the Company. The notes bear interest at rates between 3.651-8.608% and are payable monthly.

Total notes payable	$ 148,963
Less current portion	(74,278)
Total long-term notes payable	$ 74,685

At December 31, 2018, future maturities of long-term notes payable are as follows:

2019	$ 74,278
2020	38,691
2021	27,130
2022	7,783
	$ 148,963

Note 6   NOTE PAYABLE – BANK

The Company has a note payable with the Enterprise Bank and Trust Company:

It is a demand note with an initial date of December 30, 2008 and a maturity date of November 15, 2040.
Monthly payments are $3,212, which includes interest.   The current interest rate is 4.25%. The balance at December 31, 2018 is $560,634.

Total note payable	$ 545,984
Less current portion	(15,676)
Total long-term note payable	$ 530,308

At December 31, 2018, future maturities of long-term note payable are as follows:

2019	$ 15,676
2020	16,355
2021	17,064
2022	17,803
Thereafter	479,086
	$ 545,984

Note 7   LINE OF CREDIT

The Company has a commercial line of credit with a maximum limit of $500,000. Monthly payments of interest are current being made. The note has a maturity date of December 31, 2075. The balance at December 31, 2018 was $494,252 with an interest rate of 5.25%.

Note 8   FAIR VALUE INSTRUMENTS

Generally, accepted accounting principles establish a framework for measuring fair value.

Fair value is the amount that would be received to sell an asset, or paid to settle a liability, in an orderly transaction between market participants at the measurement date. Accounting principles require the use of observable market data, when available, in making fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company's financial instruments, none of which are held for trading purposes, consists primarily of cash, accounts receivable, accounts payable and accrued expenses. The Company estimates the carrying amount of these financial instruments approximate their fair value due to their short-term nature.

The carrying amount of the Company's notes payable generally approximates its fair value at December 31, 2018 as their current interest rates approximates market rates.

Note 9   SUBSEQUENT EVENTS

Management has evaluated events and transactions for subsequent events that would affect the financial statements through March 27, 2019, the date the financial statements were first available to be issued. There were no significant events after December 31, 2018, that would affect these financial statements.

SUPPLEMENTARY INFORMATION

	2018	2017
GENERAL AND ADMINISTRATIVE EXPENSES - SCHEDULE I		
Salaries and wages	$ 150,805	$ 140,163
Payroll taxes	11,773	10,592
Advertising and marketing	37,097	60,578
Bank charges	18,296	10,961
Auto expense	3,127	2,379
Certification fees	16,953	19,450
Commisions	51,484	37,980
Distributor marketing and fees	90,502	79,737
Consultants	3,165	4,504
Insurance	30,938	40,286
Dues and subscription	850	619
Office supplies and expense	7,567	7,371
Supplies	35,735	35,201
Depreciation	90,214	83,706
Employee benefits	23,571	20,541
Professional fees	31,733	12,767
Trade Shows	33,909	7,197
Licenses and permits	527	507
Taxes	67	4,226
Retainers	20,996	14,330
Rent	120,787	117,484
Repairs and maintenance	45,097	37,905
Shipping expense	23,754	15,290
Telephone	9,924	10,732
Travel and meals	3,556	1,226
Utilities	45,442	34,238
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 907,868	$ 809,971